UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 4)*
Tyra Biosciences, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)

90240B106

(CUSIP Number)

Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90240B106
1	NAMES OF REPORTING PERSONS
MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
85,939

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
85,939

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,939

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 50,296,454 shares of the Issuer’s Common Stock outstanding, which is (i) 52,806,137 shares of the Issuer’s Common Stock outstanding as of August 5, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 7, 2024, minus (ii) 3,000,000 shares of Common Stock exchanged with the Issuer pursuant to the Exchange Agreement (as defined below), plus (iii) 490,317 shares of Common Stock that may be acquired by the Reporting Persons within the next 60 days pursuant to the exercise of (a) options (held by Dr. Subramony) to purchase 38,300 shares of Common Stock and (b) warrants (held by a fund managed by BCM) to purchase 2,705,280 shares of Common Stock, of which only 452,017 are exercisable within 60 days due to the Conversion Limit. See Item 4.

CUSIP No. 90240B106
1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
United States of America

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,986,315

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,986,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,986,315

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 50,296,454 shares of the Issuer’s Common Stock outstanding, which is (i) 52,806,137 shares of the Issuer’s Common Stock outstanding as of August 5, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 7, 2024, minus (ii) 3,000,000 shares of Common Stock exchanged with the Issuer pursuant to the Exchange Agreement, plus (iii) 490,317 shares of Common Stock that may be acquired by the Reporting Persons within the next 60 days pursuant to the exercise of (a) options (held by Dr. Subramony) to purchase 38,300 shares of Common Stock and (b) warrants (held by a fund managed by BCM) to purchase 2,705,280 shares of Common Stock, of which only 452,017 are exercisable within 60 days due to the Conversion Limit. See Item 4.

CUSIP No. 90240B106
1	NAMES OF REPORTING PERSONS
Boxer Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,900,376

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,900,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,900,376

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

* Based on 50,296,454 shares of the Issuer’s Common Stock outstanding, which is (i) 52,806,137 shares of the Issuer’s Common Stock outstanding as of August 5, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 7, 2024, minus (ii) 3,000,000 shares of Common Stock exchanged with the Issuer pursuant to the Exchange Agreement, plus (iii) 490,317 shares of Common Stock that may be acquired by the Reporting Persons within the next 60 days pursuant to the exercise of (a) options (held by Dr. Subramony) to purchase 38,300 shares of Common Stock and (b) warrants (held by a fund managed by BCM) to purchase 2,705,280 shares of Common Stock, of which only 452,017 are exercisable within 60 days due to the Conversion Limit. See Item 4.

CUSIP No. 90240B106
1	NAMES OF REPORTING PERSONS
Siddarth Subramony

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
38,300 *

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
38,300 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,300 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% **

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Consists of 38,300 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days.
**Based on 50,296,454 shares of the Issuer’s Common Stock outstanding, which is (i) 52,806,137 shares of the Issuer’s Common Stock outstanding as of August 5, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 7, 2024, minus (ii) 3,000,000 shares of Common Stock exchanged with the Issuer pursuant to the Exchange Agreement, plus (iii) 490,317 shares of Common Stock that may be acquired by the Reporting Persons within the next 60 days pursuant to the exercise of (a) options (held by Dr. Subramony) to purchase 38,300 shares of Common Stock and (b) warrants (held by a fund managed by BCM) to purchase 2,705,280 shares of Common Stock, of which only 452,017 are exercisable within 60 days due to the Conversion Limit. See Item 4.

This amendment (this “Amendment No. 4”) further amends and supplements the statement on Schedule 13D filed on September 24, 2021 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”), Mr. Davis and Joe Lewis with respect to the Common Stock, par value $0.0001 (the “Common Stock”) of Tyra Biosciences, Inc. (the “Issuer”), as previously amended on June 16, 2022 (“Amendment No. 1”), February 8, 2024 (“Amendment No. 2”) and October 15, 2024 (“Amendment No. 3”). Amendment No. 1 was an original filing for Dr. Subramony. Each of Joe Lewis, Boxer Management and Boxer Capital has previously reported that it is no longer a beneficial owner of more than 5% of the outstanding shares of Common Stock. Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Filing, as previously amended. The Original Filing, as previously amended, is further amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Filing, as previously amended, such incorporation by reference is also amended hereby.

Item 2.	Identity and Background.

Item 2 is hereby amended to correct that Mr. Davis is Managing Member of BCM and that Dr. Subramony is a Managing Director of BCM.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

The disclosure set forth below in Item 4 is hereby incorporated herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On October 18, 2024, BCM caused Boxer Capital to enter into a 3(a)(9) exchange agreement (the “Exchange Agreement”) with the Issuer and other holders of Common Stock (“Holders”), pursuant to which BCM caused Boxer Capital to agree to exchange 2,000,000 shares of Common Stock for pre-funded warrants to purchase an aggregate of 2,000,000 shares of Common Stock (the “Pre-Funded Warrants”) (the “Exchange”). Subject to the Conversion Limit described below, the Pre-Funded Warrants are immediately exercisable at a price of $0.001 per share of Common Stock and will not expire. The Exchange closed on October 22, 2024.

BCM caused Boxer Capital to acquire the Pre-Funded Warrants subject to the condition that it will not be entitled to exercise any portion of any Pre-Funded Warrant, which, upon giving effect to such exercise, would cause it (together with other persons whose beneficial ownership is aggregated for purposes of Section 13 or Section 16 under the Securities Exchange Act of 1934, as amended, including BCM) to own more than 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise (the “Conversion Limit”). However, BCM may cause Boxer Capital to increase or decrease the Conversion Limit to any other percentage not in excess of 19.99%, provided that any increase in such percentage shall not be effective until 61 days after notice thereof is delivered to the Issuer.

The exercise price and the number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants will be subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock. In the event of certain fundamental transactions (as described in the Pre-Funded Warrants), a holder of Pre-Funded Warrants will be entitled to receive, upon exercise of the Pre-Funded Warrants, the kind and amount of securities, cash or property that such holder would have received had they exercised in full the Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Pre-Funded Warrants. The Exchange Agreement contains customary representations, warranties and agreements by the Issuer and the Holders.

The Issuer filed a Form 8-K with the SEC on October 18, 2024 (the “Issuer Exchange 8-K”), further describing the Exchange Agreement, the Exchange and the Pre-Funded Warrants. The descriptions of the Exchange Agreement, the Exchange and the Pre-Funded Warrants set forth herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Pre-Funded Warrants, which is filed as Exhibit 4.1 to the Issuer Exchange 8-K, and the Exchange Agreement, which is filed as an exhibit to this Amendment No. 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated to read as follows:

(a) (b) For information regarding beneficial ownership, see the information presented on the cover pages.

Item 5(c) is hereby amended by the addition of the following:

(c) The disclosure set forth above in Item 4 above is hereby incorporated herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosure set forth above in Item 4 is hereby incorporated herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit No.	Description
Exhibit 4	Form of Pre-Funded Warrant (incorporated by reference herein to Exhibit 4.1 of the Issuer Exchange 8-K filed with the Commission on October 18, 2024).
Exhibit 5	Exchange Agreement between Tyra Biosciences, Inc. and certain holders of Common Stock, made as of October 18, 2024.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  October 22, 2024.

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually
SIDDARTH SUBRAMONY

/s/ Siddarth Subramony
Siddarth Subramony, Individually
MVA INVESTORS, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Authorized Signatory

BOXER CAPITAL MANAGEMENT, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Managing Member

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
 In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to Common Stock, $0.0001 par value per share, of Tyra Biosciences, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Dated: October 22, 2024.
AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually
SIDDARTH SUBRAMONY

/s/ Siddarth Subramony
Siddarth Subramony, Individually
MVA INVESTORS, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Authorized Signatory

BOXER CAPITAL MANAGEMENT, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Managing Member